Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For March 8, 2004

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

NEWS RELEASE

Board of Directors

Further to the announcement on 12th September 2003, the Board of Gallaher Group Plc confirms the retirement of Peter Wilson from the Board of the Company effective today, 8th March 2004, and the appointment of John Gildersleeve as non-executive Chairman.

8th March 2004

For further information, contact:

Claire Jenkins – Director, Investor Relations	Tel:	01932 859 777

Anthony Cardew – CardewChancery	Tel:	020 7 930 0777

Registered Office: Members Hill, Brooklands Road, Weybridge, Surrey KT13 0QU, UK
Tel: +44 (0) 1932 859777 Fax: +44 (0) 1932 832792 e-mail: ir@gallaherltd.com www.gallaher-group.com
Registered in England Number 3299793

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Tom Keevil
	Name:	Tom Keevil
Date: March 8, 2004	Title:	Company Secretary